March 20, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               PREN14A Preliminary Proxy Statement on Schedule 14A Filed March 13, 2020 by Standard General L.P., et al. Soliciting Materials Filed Pursuant to Rule 14a-12
               Filed March 9, 2020
               File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A
General

1. We note that the participants in this solicitation include Standard General's director nominees, along with Mr. Glazek, Mr. Malman, Mr. Thakrar, and Mr. Usher. In your response letter, please tell us why Mr. Michael Perrone is not listed as a participant given that he was listed in Rule 14a-12 soliciting materials filed January 15, 2020. Additionally, tell us why Mr. Thakrar and Mr. Malman were not listed as participants in your earlier filings.

2. Please ensure that your revised preliminary proxy statement includes page numbers. Refer to
   Exchange Act Rule 0-3(b).

Cover Letter

3. Please provide us support for your assertions about your "excellent track record of assisting similarly situated local television broadcasting companies achieve good results for shareholders." Specifically, tell us how you helped guide Media General through its two mergers, given the presence of one Standard General principal on the board.

4. With respect to your assertion that your nominees have "decades of experience as CEOs,
   CFOs, COOs, and directors of well-performing broadcasting companies," please expand your disclosure to specify the companies you are referring to, identify the measures you use to assess the performance of these companies, and highlight specifically the involvement of your nominees.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
March 20, 2020
Page 2

5. Given that you refer to media reports for your disclosure about acquisition proposals received by the company, please update your disclosure with more recent media reports about these proposals.

6. You disclose that in a September 26, 2019 call with TEGNA's CEO, "Mr. Kim relayed to
   Mr. Lougee that in response to the Company's treatment of Schedule 13G filers as communicated in the August 20, 2019 investors meeting, Standard General would likely amend its filing status and file a Schedule 13D in place of its existing
Schedule 13G." Please
   advise us as to why Standard General did not file a Schedule 13D until September 30, 2019.

Background of the Solicitation

7. Please supplementally provide us with support for your assertion that TEGNA's management publicly announced intentions to "aggressively refocus" on M&A opportunities.

8. Provide additional detail as to the proposals made by TEGNA representatives that Standard
   General rejected. Specifically, discuss the details of the "potential off ramp" discussed on
   January 10, 2020 and the settlement that was proposed on February 12, 2020. Please state why Mr. Kim and Standard General rejected these proposals.

Reasons for Our Solicitation

9. Please revise to identify the specific "inconsistent disclosures regarding financial metrics"
   that you are referring to.

10. Describe your nominees' plans for changes at TEGNA, if elected to the board, including with respect to plans to maximize value for all shareholders.

Matters to be Considered at the Annual Meeting

11. We note that you intend to include certain of TEGNA s nominees on your proxy card and name those nominees in your proxy statement. Please advise us as to how you plan to comply with the short slate rule set forth in Rule 14a-4(d)(4).

Information About the Company

12. You state that "if a shareholder returns a white proxy card that is signed, dated and not marked with respect to a proposal, that shareholder will be deemed to have given a direction to vote `for' the Standard General Nominees and; `for' the select company nominees."
    Please explain how votes on the other proposals will be directed for shareholders that return a white card that is not marked with respect to those proposals.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
March 20, 2020
Page 3

Appendix A
Information Concerning Participants and Their Associates in the Proxy
Solicitation

13. With respect to the disclosure of Mr. Kim's position as an officer and director of General
    Wireless Operations Inc., please revise to identify the "certain affiliates" referenced here and provide the narrative disclosure required by Item 401(f).

14. The disclosure indicates that the Standard General parties believe that each of the Standard
    General nominees are independent under the applicable NYSE rules. Notwithstanding this belief, disclosure elsewhere in the proxy statement and letter to shareholders characterizes the nominees as already independent. Pursuant to the NYSE's listing standards, a director is not deemed to be independent unless the Board first determines that such director is independent. Accordingly, please revise to remove the implication that a conclusion has already been reached.

DFAN filed March 9, 2020

15. We note that you issued the subject press release on March 6, 2020. In light of the fact that you filed these soliciting materials on March 9, 2020, it appears that you have not complied with the requirements of Rule 14a-12(b). Please confirm for us your understanding that all future soliciting materials will comply with Rule 14a-12, including the requirement that any soliciting materials published, sent or given to security holders in accordance with Rule 14a-
    12(a) must be filed with the Commission no later than the date the material is first published, sent or given to security holders.

                                               *   *   *

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                              Sincerely,

                                                              /s/ Joshua
Shainess

                                                              Joshua Shainess
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions